Form 10-K405, Exhibit 13
period 1995-12-31
FIRST MIDWEST BANCORP INC
filed 1996-03-08
CIK 702325

                                                                   Exhibit 13

                            LETTER TO SHAREHOLDERS
                            ----------------------

We are very pleased to report on the performance improvement achieved in both the fourth quarter and full year 1995. Net income from operations for the quarter ended December 31, 1995 was $8.0 million, or 59 cents per share, as compared to last year's like quarter of $6.5 million, or 48 cents per share, an increase on a per share basis of 23%. Financial information for all periods has been restated to include the results of operations and financial condition of CF Bancorp, Inc. ("CF"), acquired by First Midwest in the fourth quarter of 1995 and accounted for as a pooling of interests.

As a result of CF's acquisition, First Midwest recorded $4.9 million ($3.7 million after-tax) in acquisition-related costs in the fourth quarter of 1995. Such costs included customary acquisition expenses, bad debt reserve recapture expense and one-time provisioning for loan losses recorded incident to conforming CF's credit policies to First Midwest's. Including the acquisition related costs, net income for the quarter totaled $4.4 million, or 32 cents per share. 1994's fourth quarter included nonrecurring restructuring expenses that totaled $3.9 million ($2.4 million after-tax), resulting in net income for the quarter of $4.2 million, or 31 cents per share.

Net income from operations for 1995 increased to $29.4 million, or $2.16 per share, as compared to 1994's $25.5 million, or $1.89 per share, an increase on a per share basis of 14%. Inclusive of the acquisition and restructuring costs recorded in the respective years, net income for 1995 increased to $25.7 million, or $1.89 per share, from $23.2 million, or $1.72 per share in 1994.

The improved net income from operations for the quarter and full year 1995 was primarily attributable to higher net interest income related to loan growth as well as improved noninterest income. Negatively impacting results were provisions for loan losses that, while flat for the quarter, increased $2.8 million for the year. The $2.8 million increase was generally attributable to the combination of CF's $550,000 one-time provisioning and $1.4 million in third quarter provisioning resulting from Management's decision to increase the loan loss reserve to a level more closely approximating peers.

At year-end 1995 both nonperforming loans and nonperforming assets reflected continued improvement with nonperforming loans decreasing to 0.91% of loans from 1994's year-end level of 0.98% and nonperforming assets dropping to 1.13% of loans plus foreclosed assets from year-end 1994's 1.52%. Similarly, the reserve for loan losses increased to 1.39% of loans at year-end 1995 up from 1.32% at year-end 1994 while the loan loss reserve's coverage of nonperforming loans increased to 153% from 135% a year ago.

With the acquisition of CF, Citizens Federal Savings Bank, a $220 million savings bank with offices in Davenport and Bettendorf, Iowa, becomes a subsidiary of First Midwest. It will be converted to a national bank and merged into First Midwest's $2.7 billion banking subsidiary, First Midwest Bank, in 1996.

More about the positive results for the year as well as 1995 merger and acquisition activities in the Annual Report that you will be receiving in mid-March, 1996.

We are most appreciative of your support and confidence.

C.D. OBERWORTMANN                           ROBERT P. O'MEARA

C.D. Oberwortmann                           Robert P. O'Meara
Chairman of the Board                       President and Chief Executive
Officer
January 19, 1996

                                                                Quarters Ended          Years Ended
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)          December 31,           December 31,
---------------------------------------------------------------------------------------------------------
(Amounts in thousands except per share data)                    1995       1994       1995        1994
---------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans....................................................      $47,739    $40,897    $181,405    $150,306
Securities...............................................       14,970     15,082      60,832      53,281
Other....................................................          602        462       2,950       1,772
---------------------------------------------------------------------------------------------------------
  Total interest income..................................       63,311     56,441     245,187     205,359
---------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits.................................................       22,380     16,627      82,564      61,541
Short-term borrowings....................................       10,651      9,978      44,056      29,251
---------------------------------------------------------------------------------------------------------
  Total interest expense.................................       33,031     26,605     126,620      90,792
---------------------------------------------------------------------------------------------------------
  Net interest income....................................       30,280     29,836     118,567     114,567
PROVISIONS FOR LOAN LOSSES...............................        3,331      3,352      11,334       8,543
---------------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses....       26,949     26,484     107,233     106,024
---------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Securities gains, net....................................        1,673         (2)      2,937       1,700
Service charges on deposit accounts......................        2,521      2,560       9,739      10,181
Trust and investment management fees.....................        1,642      1,535       6,708       6,159
Other service charges, commissions and fees..............        1,869      1,731       7,154       6,748
Mortgage banking revenues................................          353        227       1,358       1,209
Other....................................................          662        635       2,939       2,204
---------------------------------------------------------------------------------------------------------
  Total noninterest income...............................        8,720      6,686      30,835      28,201
---------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and other employee benefits.....................       12,423     12,141      50,487      49,248
Occupancy and equipment expenses.........................        3,320      2,901      12,210      11,232
Acquisition and restructure - related expenses...........        4,339      3,900       3,529       3,900
Other....................................................        8,190      8,123      31,373      33,328
---------------------------------------------------------------------------------------------------------
  Total noninterest expense..............................       28,272     27,065      97,599      97,708
---------------------------------------------------------------------------------------------------------
  Income before income tax expense.......................        7,397      6,105      40,469      36,517
---------------------------------------------------------------------------------------------------------
Income tax expense.......................................        3,029      1,942      14,784      13,359
---------------------------------------------------------------------------------------------------------
  NET INCOME (1).........................................      $ 4,368    $ 4,163    $ 25,685    $ 23,158
---------------------------------------------------------------------------------------------------------
  NET INCOME PER SHARE (1)...............................        $0.32      $0.31       $1.89       $1.72
---------------------------------------------------------------------------------------------------------
  DIVIDENDS DECLARED PER SHARE...........................        $0.19      $0.17       $0.76       $0.68
---------------------------------------------------------------------------------------------------------

(1) Includes $4,339 pretax acquisition expenses, or $3,336 ($.24 per share) after tax in the 1995 periods and $3,900 pretax restructure expenses, or $2,379 ($.18 per share) after tax in the 1994 periods.

CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (unaudited)              December 31,
-----------------------------------------------------------------------------------------
     (Amounts in thousands)                                          1995         1994
     -------------------------------------------------------------------------------------
     ASSETS
     Cash and due from banks...................................   $  141,336   $  112,923
     Funds sold and other short-term investments...............        7,927       17,471
     Securities available for sale.............................      831,030      698,761
     Securities held to maturity...............................       27,527      263,925
     Loans.....................................................    2,105,615    1,901,789
     Reserve for loan losses...................................      (29,194)     (25,154)
     -------------------------------------------------------------------------------------
       Net loans...............................................    2,076,421    1,876,635
     -------------------------------------------------------------------------------------
     Premises, furniture and equipment.........................       47,108       42,124
     Accrued interest receivable and other assets..............       75,948       89,191
     -------------------------------------------------------------------------------------
       Total assets............................................   $3,207,297   $3,101,030
     -------------------------------------------------------------------------------------
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Deposits..................................................   $2,272,058   $2,133,526
     Short-term borrowings.....................................      649,821      727,035
     Accrued interest payable and other liabilities............       36,185       32,302
     -------------------------------------------------------------------------------------
       Total liabilities.......................................    2,958,064    2,892,863
     -------------------------------------------------------------------------------------
     Common stock..............................................       23,475       23,475
     Additional paid-in capital................................       35,516       35,680
     Retained earnings.........................................      195,853      180,473
     Unrealized net appreciation (depreciation) on securities
       available for sale (1)..................................          486      (20,784)
     Treasury stock, at cost...................................       (6,097)     (10,205)
     Other, net................................................           --         (472)
     -------------------------------------------------------------------------------------
       Total stockholders' equity..............................      249,233      208,167
     -------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity................   $3,207,297   $3,101,030
     -------------------------------------------------------------------------------------

     (1) Represents the difference, after tax, between the amortized cost and market value of securities available for sale; this difference will fluctuate as the market value of such securities changes.



     CREDIT QUALITY (unaudited)                                         December 31,
     -------------------------------------------------------------------------------------
     (Amounts in thousands)                                          1995         1994
     -------------------------------------------------------------------------------------
     Nonaccrual loans...........................................  $   11,219   $   10,307
     Renegotiated loans.........................................  $    7,917   $    8,317
     Foreclosed real estate.....................................  $    4,752   $   10,441
     Loans past due 90 days and still accruing..................  $    3,626   $    3,979
     -------------------------------------------------------------------------------------
     Nonperforming loans to loans...............................        0.91%        0.98%
     Nonperforming assets to loans plus foreclosed real estate..        1.13%        1.52%
     Reserve for loan losses to loans...........................        1.39%        1.32%
     Reserve for loan losses to nonperforming loans.............      152.56%      135.06%
     -------------------------------------------------------------------------------------
     Net loan charge-offs - year to-date........................  $    7,294   $    6,145
     -------------------------------------------------------------------------------------
     Net loan charge-offs (annualized) to average loans.........        0.36%        0.34%
     -------------------------------------------------------------------------------------

                                                    Quarters Ended          Year Ended
FINANCIAL HIGHLIGHTS (unaudited)                    December 31,            December 31,
--------------------------------------------------------------------------------------------
(Amounts in thousands except per share data)            1995        1994     1995      1994
--------------------------------------------------------------------------------------------
Net income........................................   $4,368      $4,163   $25,685   $23,158
Net income - from operations/(1)/.................   $7,704      $6,542   $29,029   $25,537
Net income per share..............................   $ 0.32      $ 0.31   $  1.89   $  1.72
Net income per share - from operations/(1)/.......   $ 0.59      $ 0.49   $  2.16   $  1.90
Return on average equity..........................     6.97%       7.91%    11.02%    10.87%
Return on average equity - from operations/(1)/...    12.30%      12.43%    12.45%    11.99%
Return on average assets..........................     0.53%       0.54%     0.81%     0.78%
Return on average assets - from operations/(1)/...     0.94%       0.84%     0.91%     0.86%
--------------------------------------------------------------------------------------------


                                                    Quarters Ended          Year Ended
STOCK PERFORMANCE (unaudited)                       December 31,            December 31,
--------------------------------------------------------------------------------------------
(Amounts in thousands except per share data)            1995        1994     1995      1994
--------------------------------------------------------------------------------------------

Market Price:
 At period end....................................   $28.88      $24.00   $ 28.88   $ 24.00
 High.............................................   $29.75      $28.50   $ 29.75   $ 28.75
 Low..............................................   $28.00      $22.00   $ 23.25   $ 22.00
Book value per share at period end................   $18.22      $15.40   $ 18.22   $ 15.40
Market price to book value at period end..........   $ 1.6X      $ 1.6x   $  1.6X   $  1.6x
Dividends declared per share......................   $ 0.19      $ 0.17   $  0.76   $  0.68
--------------------------------------------------------------------------------------------

/(1)/
     Includes $4,339 pretax acquisition expenses, or $3,336 ($.24 per share) after tax in the 1995 periods and $3,900 pretax restructure expenses, or $2,379 ($.18 per share) after tax in the 1994 periods.