Form 10-K405, Exhibit 13
period 1996-12-31
FIRST MIDWEST BANCORP INC
filed 1997-03-07
CIK 702325

                                                                      Exhibit 13



Dear Shareholder:

It is indeed a pleasure to report to you that the Company achieved record performance in 1996.

Net income for the quarter ended December 31, 1996 increased 104% to a record $9.0 million, or 53 cents per share, from 1995's fourth quarter of $4.4 million, or 26 cents per share. Net income for the full year 1996 increased 30% to a record $33.7 million, or $1.97 per share, as compared to 1995's $25.7 million or $1.51 per share. Core earnings for both periods exceeded consensus earnings estimates with the year's performance representing the fifth consecutive year of improved earnings.

We are pleased to communicate the Company's record performance using this new "Shareholder Direct" format. The new format incorporates our expanded Performance Summary (see table) and gives us the flexibility to add other features as the circumstances suggest.

We remain committed to providing you with timely financial results and trust that you find the expanded Performance Summary informative. As always, should you have any questions or comments please contact James Roolf, Corporate Communications Director, at (630) 875-7452.

Sincerely,


ROBERT P. O'MEARA
Robert P. O'Meara
President and CEO

-----------------------------------------------------------------------------------------------------
PERFORMANCE SUMMARY (1) (unaudited)                  Quarters Ended                Years Ended
(amounts in thousands except per share data)          December 31,                December 31,
                                                -------------------------   -------------------------
                                                  1996         1995            1996           1995
=====================================================================================================
STATEMENTS OF INCOME
-------------------------------------------
Net interest income                               $31,451     $30,280       $  122,749     $  118,567
Provision for loan losses                           3,281       3,331            7,469         11,334
Noninterest income                                  9,391       8,720           31,433         30,835
Noninterest expense                                23,377      28,272           94,327         97,599
Income taxes                                        5,212       3,029           18,670         14,784
Net income                                        $ 8,972     $ 4,368       $   33,716     $   25,685
Net income per share                              $  0.53     $  0.26       $     1.97     $     1.51
Dividends per share                               $ 0.200     $ 0.152       $    0.704     $    0.608
Return on average assets                             1.16%       0.53%            1.09%          0.81%
Return on average stockholders' equity              13.58%       6.97%           13.17%         11.02%
-------------------------------------------
STATEMENTS OF CONDITION
-------------------------------------------
Cash                                                                        $  107,595     $  141,336
Investments                                                                    828,160        866,484
Loans                                                                        2,085,277      2,105,615
Reserve for loan losses                                                        (30,148)       (29,194)
Other assets                                                                   128,354        123,056
Total assets                                                                $3,119,238     $3,207,297
Deposits                                                                    $2,260,667     $2,272,058
Other liabilities                                                              596,431        686,006
Stockholders' equity                                                           262,140        249,233
Total liabilities and stockholders' equity                                  $3,119,238     $3,207,297
-------------------------------------------
FMBI STOCK PRICE (NASDAQ:NMS)
-------------------------------------------
At Period End                                     $ 32.63     $ 23.13       $    32.63     $    23.13
High                                                33.00       23.81            33.00          23.81
Low                                                 23.81       22.38            21.38          18.63
Book value per share at period end                  15.50       14.58            15.50          14.58
Market price to book value at period end             2.1x        1.6x             2.1x           1.6x

-----------------------------------------------------------------------------------------------------

(1) All stock and per share data has been adjusted for the 5-for-4 stock split paid on December 16, 1996.
--------------------------------------------------------------------------------