Form 10-K, Exhibit 13
period 1997-12-31
FIRST MIDWEST BANCORP INC
filed 1998-03-02
CIK 702325

                                                                      Exhibit 13



Dear Shareholder:

It is a pleasure to report to you on our financial performance for the fourth quarter and full year 1997 and an important acquisition just announced.

Net income before special charges for the quarter ended December 31, 1997 increased to $11.7 million, or 58 cents per share, as compared to last year's like quarter of $10.5 million, or 52 cents per share, an increase on a per share basis of 11.5%. For full year 1997, net income before special charges increased to $43.9 million, or $2.20 per share, as compared to 1996's net income before special credits of $39.6 million, or $1.95 per share, an increase on a per share basis of 12.8%

During the fourth quarter we completed the earlier announced acquisition of SparBank Incorporated and its subsidiary, McHenry State Bank.

We are very pleased and excited to inform you that on January 15, 1998 the Company entered into a definitive agreement to acquire Heritage Financial Services, Inc., a $.13 billion bank holding company serving southwest suburban Chicago. This strategically important acquisition will increase the Company's assets to approximately $5.0 billion, deposits to nearly $4.0 billion and shareholders' equity to $450 million making First Midwest the premier suburban Chicago banking franchise. As this acquisition will require shareholder approval, we will be required to postpone the Annual Shareholders Meeting until approximately June 15 to consider this matter. More about this later.

As always, we remain committed to enhancing the value of your investment in First Midwest.

Sincerely,


ROBERT P. O'MEARA

Robert P. O'Meara
President and CEO


January 20, 1998

  PERFORMANCE SUMMARY        (unaudited)
  (amounts in thousands except per share data)

                                                             Quarters Ended                 Years Ended
                                                              December 31,                  December 31,
                                                          --------------------       --------------------------
                                                            1997        1996            1997           1996
                                                          -------      -------       ----------      ----------
  STATEMENTS OF INCOME
----------------------------
Net interest income                                       $36,476      $36,235       $  144,724      $  138,974
Provision for loan losses                                   3,209        3,512            8,765           7,789
Noninterest income                                          9,696        9,448           37,240          33,750
Noninterest expense                                        32,055       25,895          113,828         104,732
Income taxes                                                4,274        5,744           20,556          20,331
Net Income                                                $ 6,634      $10,532       $   38,815      $   39,872
Net Income - before special charges/credits(1)            $11,716      $10,532       $   43,897      $   39,644
Net Income Per Share                                      $  0.33      $  0.52       $     1.94      $     1.96
Net Income Per Share - before special
  charges/credits(1)                                      $  0.58      $  0.52       $     2.20      $     1.95
Net Income Per Share, assuming dilution                   $  0.33      $  0.52       $     1.92      $     1.95
Dividends per share                                       $ 0.225      $  0.20       $    0.825      $     0.70
Return on average assets                                     0.73%        1.19%            1.10%           1.12%
Return on average assets - before special
  charges/credits(1)                                         1.29%        1.19%            1.25%           1.11%
Return on average stockholders' equity                       7.87%       13.37%           12.13%          13.08%
Return on average stockholders' equity - before
  special charges/credits(1)                                13.89%       13.37%           13.72%          13.00%


  STATEMENTS OF CONDITION                                                                   December 31,
                                                                                     --------------------------
                                                                                       1997             1996
                                                                                     ----------      ----------
Cash                                                                                 $  115,642      $  119,189
Investments                                                                           1,055,102         993,789
Loans                                                                                 2,333,252       2,352,225
Reserve for loan losses                                                                 (37,344)        (32,202)
Other assets                                                                            168,490         141,999
Total Assets                                                                         $3,635,142      $3,575,000
Deposits                                                                             $2,795,975      $2,636,823
Other liabilities                                                                       501,655         625,618
Stockholders' equity                                                                    337,512         312,559
Total Liabilities and Stockholders' Equity                                           $3,635,142      $3,575,000

                                                             Quarters Ended                Years Ended
                                                              December 31,                 December 31,
                                                          --------------------       --------------------------
  FMBI STOCK PRICE
  (NASDAQ:NMS)                                              1997        1996            1997           1996
                                                          -------      -------       ----------      ----------
At Period End                                             $ 43.75      $ 32.63       $    43.75      $    32.63
Period High                                                 45.25        33.00            45.25           33.00
Period Low                                                  36.00        23.81            29.38           21.38
Book value per share at period end                          16.82        15.49            16.82           15.49
Market price to book value at period end                      2.6 x        2.1 x            2.6 x           2.1 x

--------------------------------------------------------------------------------
(1) Special Charges/Credits - The 1997 periods exclude $5,082 ($6,742 pretax) or $.25 per share in expense related to the acquisition of SparBank, Inc. consisting of $4,292 ($5,446 pretax) in acquisition expenses and $790 ($1,296 pretax) in provisions for loan losses incident to conforming SparBank's credit policies to First Midwest's. The 1996 periods exclude $228 ($287 pretax) or $.01 per share from acquisition credits net of a one-time Savings Association Insurance Fund assessment.
--------------------------------------------------------------------------------
Financial information for all periods presented have been restated to include the October, 1997 acquisition of SparBank, Incorporated that was accounted for as a pooling of interests.