Form 10-K, Exhibit 13
period 1998-12-31
FIRST MIDWEST BANCORP INC
filed 1999-03-05
CIK 702325

                                                                      EXHIBIT 13



FOR IMMEDIATE RELEASE
                                                         CONTACT: James M. Roolf
                                                                  630/875-7452

                                                          TRADED: Nasdaq

                                                          SYMBOL: FMBI


                FIRST MIDWEST BANCORP REPORTS INCREASED FOURTH
                 QUARTER AND FULL YEAR 1998 OPERATING EARNINGS


ITASCA, IL., JANUARY 21, 1999 - First Midwest Bancorp, Inc. (Nasdaq: FMBI) today reported net income for the quarter ended December 31, 1998 increased to a record $17.3 million, or $0.59 per diluted share, as compared to 1997's fourth quarter net income before special charge of $16.4 million, or $0.55 per diluted share, representing an increase on a per diluted share basis of 7.3%. This equates to returns on average equity and average assets for the quarter just ended of 15.18% and 1.32%, respectively. (Fourth quarter 1998's net income is compared with fourth quarter 1997's net income before special charge as a special charge in connection with the acquisition of Sparbank, Incorporated was recorded in the fourth quarter of 1997. See footnote (1) on page 5.)

Full year 1998 net income before special charge increased to a record $67.2 million, or $2.26 per diluted share, as compared to 1997's same income of $61.7 million, or $2.06 per diluted share, representing an increase on a per diluted share basis of 9.7%. For the year, returns on average equity and average assets were 14.48% and 1.32%, respectively. (1998's net income on a before special charge basis is compared with 1997's performance on the same basis as a special charge in connection with the acquisition of Heritage Financial Services, Inc. was recorded in the third quarter of 1998.

See footnote (1) on page 5.)

The improved operating performance of the fourth quarter and full year 1998 is attributable to a combination of increases achieved in all categories of noninterest income and tightly controlled noninterest expenses. Across the board increases in service charges and fees coupled with surging mortgage banking revenues (from 1998 originations of $550 million that were almost 2-1/2 times those of 1997) and new life insurance income combined to increase total noninterest income for the quarter and full year by some 20% and 17%, respectively. On the expense side, factoring out the Heritage and Sparbank acquisition charges, operating expenses were virtually flat for both the quarter and full year. This was accomplished while the cost savings related to the Heritage acquisition were, as projected, only approximately 40% realized as of year end 1998. Further, this occurred even as distribution channels were expanded during 1998 with the opening of four new branches, twelve new ATM's and a significant expansion early in the year of the telemarketing department.

The fourth quarter saw a continuation of interest margin compression and the related decline in net interest income experienced earlier in the year. Contributing to this circumstance were a number of factors including lower average loan outstandings, higher than average more expensive governmental deposits and the cost of investments in corporate owned life insurance (the income on which is reported as a component of noninterest income). Of these the most significant was lower average loan outstandings which were relatable to (i) the securitizations during 1998 of $245 million ($70 million in the first quarter and $175 million in the fourth quarter) of fixed rate mortgages acquired as a part of the Heritage and Sparbank portfolios, (ii) lower levels of non mortgage loan originations as a result of a more stringent underwriting and administration standards adopted during the year, (iii) the out placement from various portfolios of approximately $50 million in loans that no longer met heightened credit standards, and (iv) pricing and underwriting competitive circumstances.

Improvement in both components of interest margin have been aggressively addressed. The fourth quarter saw the implementation of selected (including some governmental) deposit repricing with comprehensive repricing to occur in early 1999. On the asset side, a number of expanded loan generation sources have been identified that are expected to enhance asset yields.

While higher than a year ago, year end nonperforming assets stood at their lowest level of the year reflective of significant improvement in the fourth quarter. The level of nonperformers is related in part to the implementation of the more stringent credit standards described above as well as a comprehensive review and re-rating as appropriate of the acquired portfolios. Focusing on the largest component, a very manageable ten commercial loan relationships account for approximately 50% of nonaccruing loans. Nonperforming assets are believed to be properly identified, adequately reserved and well managed.

During the fourth quarter of 1998 First Midwest increased its quarterly dividend to $0.24 per share representing the seventh such increase in the last six years. The new rate is payable on January 25, 1999 to shareholders of record as of December 25, 1998.

With assets of $5.2 billion, First Midwest is the largest independent and eighth overall largest banking company in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management, mortgage and related financial services to a broad array of customers through 76 offices and 105 ATMs located in more than 40 communities of northern Illinois.

                          Forward Looking Statements

The preceding press release contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which represents First Midwest's expectations and benefits concerning future events including, but not limited to, the following: cost savings related to the integration of the Heritage acquisition; the impact of future loan generation on asset yields and net interest margin; and, Management's ability to identify, manage and establish reserve for loan loss levels for nonperforming loans and assets.

First Midwest cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those set forth in the forward looking statements due to the risks and uncertainties affecting the realization of such statements. Certain of these risks and uncertainties included in the forward looking statements include, without limitations, the following: operational limitations and costs relating to changing technologies and their affect on First Midwest's ability to sustain efficient operations; significant fluctuations in interest rates, deterioration in local economic conditions, price competition and their cumulative effect on existing and future borrowers' credit needs and credit quality; and deviations from the assumptions used to evaluate the appropriate level of the reserve for loan losses.

Accordingly, results actually achieved may differ materially from expected results in these statements. First Midwest does not undertake, and specifically disclaims, any obligation to update any forward looking statements to reflect events or circumstances occurring after the date of such statements.

                          First Midwest Bancorp, Inc.
                       Consolidated Financial Highlights
                                  (unaudited)

                                                                         ($ in thousands, except per share data)
                                                               Quarters Ended                           Twelve Months Ended
                                                                 December 31,                               December 31,
                                                            ----------------------                      ---------------------
                                                            1998              1997                      1998             1997
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results
-----------------

Net Income                                                  $17,323        $11,350                      $54,704       $56,608
Net Income - Before Special Charges (1)                      17,323         16,432                       67,237        61,690


Per Common Share
----------------

Diluted Income Per Share                                    $  0.59        $  0.38                      $  1.84       $  1.89
Diluted Income Per Share - Before Special Charges (1)          0.59           0.55                         2.26          2.06
Dividends Declared                                            0.240          0.225                        0.915         0.825
-----------------------------------------------------------------------------------------------------------------------------------

Performance Ratios
------------------

Return on Average Equity                                      15.18%          9.98%                       11.78%        13.16%
Return on Average Equity - Before Special Charges             15.18%         14.44%                       14.48%        14.34%
Return on Average Assets                                       1.32%          0.92%                        1.07%         1.18%
Return on Average Assets - Before Special Charges              1.32%          1.33%                        1.32%         1.29%

-----------------------------------------------------------------------------------------------------------------------------------

December 31,                                                                                       1998             1997
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Highlights
------------------------

Total Assets                                                                                   $5,192,887        $4,933,495
Loans                                                                                           2,664,417         3,044,794
Deposits                                                                                        4,050,451         3,935,607
Stockholders' Equity                                                                              452,898           459,719
-----------------------------------------------------------------------------------------------------------------------------------

 (1) In the fourth quarter of 1997 a special charge was recorded in the amount $5,082 or $0.17 per share in connection with the acquisition of SparBank, Incorporated. In third quarter of 1998 a special charge was recorded in the amount of $12,533 or $0.42 per share in connection with the acquisition of heritage Financial Services, In

===================================================================================================================================
                                            Stock Performance and Dividend Information
                                                           (NASDAQ:FMBI)

                                                               1998
-----------------------------------------------------------------------------------------------------------------------------------
Quarters                                                                                             Dividends
Ended                                           High              Low               Close             Declared
-----------------------------------------------------------------------------------------------------------------------------------
March 31                                      $45.00           $38.00              $43.50               $0.225
June 30                                        52.00            42.50               44.00                0.225
September 30                                   48.00            34.13               39.56                0.225
December 31                                    41.63            35.00               38.06                0.240
-----------------------------------------------------------------------------------------------------------------------------------