Form 10-K, Exhibit 13
period 1999-12-31
FIRST MIDWEST BANCORP INC
filed 2000-03-01
CIK 702325

                                                                      Exhibit 13

FOR IMMEDIATE RELEASE

                                                         CONTACT: James M. Roolf
                                                                    630/875-7452

                                                                  TRADED: Nasdaq

                                                                    SYMBOL: FMBI


                FIRST MIDWEST BANCORP REPORTS RECORD EARNINGS:
               FOURTH QUARTER UP 12.8% - FULL YEAR 1999 UP 36.9%


ITASCA, IL., JANUARY 19, 2000 - First Midwest Bancorp, Inc. (Nasdaq: FMBI) today reported net income for the quarter ended December 31, 1999 increased to a record $18.1 million, or $0.44 per diluted share, as compared to 1998's fourth quarter net income of $17.3 million, or $0.39 per diluted share, representing an increase on a per diluted share basis of 12.8%. The record results for the quarter equate to returns on average equity and average assets of 19.49% and 1.31%, respectively.

Full year 1999 net income increased to a record $70.9 million, or $1.67 per diluted share, as compared to 1998's net income of $54.7 million or $1.22 per diluted share, representing an increase on a per diluted share basis of 36.9%. Included in 1998 net income were expenses and provisions related to the acquisition of Heritage Financial Services, Inc. totalling $12.5 million or $0.28 per share after tax. The year's record results represent returns on average equity and average assets of 17.39% and 1.34%, respectively.

The improved operating performance of both the quarter and full year is attributable to increases in both net interest income and noninterest income as well as tightly-managed noninterest expenses.

The increases in net interest income for both the quarter and full year were driven by solid loan growth experienced during both periods as discussed below. Turning to non interest income, increases experienced in all categories of service charges and fees more than offset the combined effect of declining mortgage revenues (related to the higher rate-slowed refinance environment of the year) and significantly lower securities gains. Focusing on operating non interest expenses, all categories continued to be closely controlled with the dominant component of salaries and employee benefits increasing only modestly.

Loan growth of 11.2% for the year was propelled by increases recorded during each of the last three quarters with the growth occurring in virtually all categories of commercial and consumer loans. At the same time, asset quality remained sound as both non performing loans and non performing assets at year end stood at their lowest levels for the year and compared favorably with year ago levels. Net loan charge offs for both the quarter and full year improved further and again compared favorably with year ago levels.

In November 1999 the Board of Directors declared a 3 for 2 common stock split that was paid December 20, 1999 to shareholders of record as of December 3, 1999 and represented the fourth stock split in the last 12 years. At the November meeting the Board also increased the quarterly dividend 12.5% to $0.18 per share, this being the eighth such increase in the last seven years.

With assets of $5.5 billion, First Midwest is the largest independent and fifth overall largest banking company in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management, mortgage and related financial services to a broad array of customers through 73 offices and 105 ATMs located in more than 40 communities of northern Illinois.

First Midwest Bancorp, Inc.                                      Quarter Ended                 Year Ended
Operating Highlights     (unaudited)                              December 31,                December 31,
--------------------------------------------------------------------------------------------------------------
(Amounts in thousands except per share data)                    1999         1998          1999         1998*
--------------------------------------------------------------------------------------------------------------
Net  income.................................................   $18,131      $17,323       $70,909      $54,704
Diluted earnings per share..................................   $  0.44      $  0.39       $  1.67      $  1.22
Return on average equity....................................     19.49%       15.18%        17.39%       11.78%
Return on average assets....................................      1.31%        1.32%         1.34%        1.07%
Net interest margin.........................................      4.06%        4.02%         4.24%        4.21%
Efficiency ratio............................................     55.47%       55.33%        55.66%       62.43%

--------------------------------------------------------------------------------------------------------------

* 1998 includes $12,533 ($16,798 pretax) or $0.28 per share in expenses and provisions incurred in the third quarter related to the acquisition of Heritage Financial Services, Inc.

--------------------------------------------------------------------------------------------------------------
                                                                 Quarter Ended                 Year Ended
Stock Performance        (unaudited)                              December 31,                December 31,
--------------------------------------------------------------------------------------------------------------
                                                                1999         1998          1999         1998
--------------------------------------------------------------------------------------------------------------
Market Price, Quarters Ended:
   Quarter End..............................................  $ 26.50      $ 25.38       $ 26.50      $ 25.38
   High.....................................................  $ 30.13      $ 27.75       $ 30.13      $ 34.67
   Low......................................................  $ 24.38      $ 23.33       $ 23.04      $ 22.75
Book value per share........................................  $  8.98      $ 10.40       $ 8.98       $ 10.40
Market price to book value..................................      2.9 x        2.4 x         2.9 x        2.4 x
Market price to analysts' estimated 1999 earnings...........    15.87 x         NA         15.87 x         NA
Quarterly dividend declared per share.......................  $  0.18      $  0.16       $  0.66      $  0.61
Shares outstanding, in thousands............................   41,113       43,549        41,113       43,549

-------------------------------------------------------------------------------------------------------------

Note: Per share data has been restated to reflect the three-for-two stock split paid in December 1999.

First Midwest Bancorp, Inc.                                      Quarter Ended                 Year Ended
Condensed Consolidated Statements of Income   (unaudited)         December 31,                December 31,
----------------------------------------------------------------------------------------------------------------
(Amounts in thousands except per share data)                    1999         1998          1999         1998
----------------------------------------------------------------------------------------------------------------
Interest Income
Loans.......................................................  $  61,643     $  61,015     $ 233,744    $ 259,495
Securities..................................................     32,604        27,163       123,569       98,881
Other.......................................................        606         1,202         3,966        6,221
----------------------------------------------------------------------------------------------------------------
   Total interest income....................................     94,853        89,380       361,279      364,597
----------------------------------------------------------------------------------------------------------------
Interest Expense
Deposits....................................................     33,669        35,894       129,177      146,212
Borrowed funds..............................................     13,394         8,055        39,438       30,804
----------------------------------------------------------------------------------------------------------------
   Total interest expense...................................     47,063        43,949       168,615      177,016
----------------------------------------------------------------------------------------------------------------
   Net interest income......................................     47,790        45,431       192,664      187,581
Provision for Loan Losses...................................      1,484         1,003         5,760        5,542
----------------------------------------------------------------------------------------------------------------
   Net interest income after provision for loan losses......     46,306        44,428       186,904      182,039
----------------------------------------------------------------------------------------------------------------
Noninterest Income
Service charges on deposit accounts.........................      5,170         4,529        18,720       17,100
Trust and investment management fees........................      2,609         2,209        10,135        9,134
Other service charges, commissions and fees.................      3,038         2,565        11,825       10,197
Mortgage banking revenues...................................        976         3,002         5,646        8,535
Corporate owned life insurance income.......................      1,334           896         5,209        3,135
Security gains, net.........................................        401           551            97        1,657
Other.......................................................      1,712         1,467         6,702        5,704
----------------------------------------------------------------------------------------------------------------
   Total noninterest income.................................     15,240        15,219        58,334       55,462
----------------------------------------------------------------------------------------------------------------
Noninterest Expense
Salaries and employee benefits..............................     19,756        19,073        79,015       77,294
Occupancy expenses..........................................      3,225         3,003        13,366       12,039
Equipment expenses..........................................      2,050         2,204         8,479        8,354
Computer processing costs...................................      2,878         2,202        10,113        9,846
Acquisition charges.........................................          0             0             0       16,148
Other expenses..............................................      9,434         8,765        38,836       35,121
----------------------------------------------------------------------------------------------------------------
   Total noninterest expense................................     37,343        35,247       149,809      158,802
----------------------------------------------------------------------------------------------------------------
Income before taxes.........................................     24,203        24,400        95,429       78,699
Income tax expense..........................................      6,072         7,077        24,520       23,995
----------------------------------------------------------------------------------------------------------------
   Net Income...............................................  $  18,131     $  17,323     $  70,909    $  54,704
----------------------------------------------------------------------------------------------------------------
   Diluted Earnings Per Share...............................  $    0.44     $    0.39     $    1.67    $    1.22
----------------------------------------------------------------------------------------------------------------
   Dividends Declared Per Share.............................  $    0.18     $    0.16     $    0.66    $    0.61
----------------------------------------------------------------------------------------------------------------

Note: Per share data has been restated to reflect the three-for-two stock split paid in December 1999.

First Midwest Bancorp, Inc.
Condensed Consolidated Statements of Condition     (unaudited)                           December 31,
--------------------------------------------------------------------------------------------------------------
(Amounts in thousands)                                                            1999               1998
-------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks..................................................     $    155,407       $    156,524
Funds sold and other short-term investments..............................           13,781             75,247
Securities available for sale............................................        2,033,247          1,979,115
Securities held to maturity, at amortized cost...........................           43,543             48,964
Loans....................................................................        2,962,487          2,664,417
Reserve for loan losses..................................................          (42,645)           (43,290)
-------------------------------------------------------------------------------------------------------------
       Net loans.........................................................        2,919,842          2,621,127
-------------------------------------------------------------------------------------------------------------
Premises, furniture and equipment........................................           80,408             78,168
Investment in corporate owned life insurance.............................          105,343            100,135
Accrued interest receivable and other assets.............................          160,017            133,607
-------------------------------------------------------------------------------------------------------------
       Total assets......................................................     $  5,511,588       $  5,192,887

-------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Deposits.................................................................     $  4,001,183       $  4,050,451
Borrowed funds...........................................................        1,077,732            623,899
Accrued interest payable and other liabilities...........................           63,300             65,639
-------------------------------------------------------------------------------------------------------------
       Total liabilities.................................................        5,142,215          4,739,989
-------------------------------------------------------------------------------------------------------------
Common stock.............................................................              455                455
Additional paid-in capital...............................................           81,957             85,889
Retained earnings........................................................          442,711            399,446
Accumulated other comprehensive income...................................          (49,072)             9,875
Treasury stock, at cost..................................................         (106,678)           (42,767)
-------------------------------------------------------------------------------------------------------------
       Total stockholders' equity........................................          369,373            452,898
-------------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity........................     $  5,511,588       $  5,192,887
-------------------------------------------------------------------------------------------------------------

Asset Quality              (unaudited)                                        Quarters Ending
-------------------------------------------------------------------------------------------------------------
(Amounts in thousands)                                       12/31/99  09/30/99  06/30/99  03/31/99  12/31/98
-------------------------------------------------------------------------------------------------------------
Nonaccrual loans...........................................   $20,278   $20,905   $18,995   $18,055   $20,638
Foreclosed real estate.....................................     1,157     1,529     1,792     1,960     1,015
Loans past due 90 days and still accruing..................     5,286     4,998     5,195     5,005     5,342
-------------------------------------------------------------------------------------------------------------
Nonperforming loans to loans...............................     0.68%     0.73%     0.69%     0.68%     0.77%
Nonperforming assets to loans plus foreclosed real estate..     0.72%     0.78%     0.75%     0.75%     0.81%
Reserve for loan losses to loans...........................     1.44%     1.49%     1.54%     1.62%     1.62%
Reserve for loan losses to nonperforming loans.............      210%      204%      224%      238%      210%
-------------------------------------------------------------------------------------------------------------
Net loan charge-offs.......................................   $ 1,437   $ 1,801   $ 1,564   $ 1,603   $ 2,550
-------------------------------------------------------------------------------------------------------------
Net loan charge-offs to average loans......................      0.20%     0.26%     0.23%     0.24%     0.36%
-------------------------------------------------------------------------------------------------------------