Form 10-K405, Exhibit 13
period 2000-12-31
FIRST MIDWEST BANCORP INC
filed 2001-03-06
CIK 702325

                                                                      Exhibit 13

Dear Fellow Shareholder:

We are pleased to report record performance for the fourth quarter (up 6.8%) and full year (up 9.6%) ended December 31, 2000.

Net income for the quarter increased to a record $19.4 million, or $0.47 per diluted share, as compared to 1999's like quarter of $18.1 million, or $0.44 per diluted share, representing an increase of 6.8% on a per diluted share basis. This resulted in annualized returns on average equity and assets for the quarter of 18.3% and 1.31%, respectively.

Net income for the full year increased to a record $75.5 million, or $1.83 per diluted share, as compared to 1999's $70.9 million or $1.67 per diluted share, representing an increase of 9.6% on a per diluted share basis. 2000's record results represent the tenth consecutive year of record operating earnings and translate to returns on average equity and assets for the year of 19.2% and 1.3%, respectively.

To view our fourth quarter and full year 2000 earnings press release and additional selected financial information please visit the Investor Relations section of our website at www.firstmidwest.com.

Results for the quarter and year just ended represented solid operating performance and will be reported on more fully in our Annual Report and Form 10-K which will be mailed to you in March 2001.

As always, we are appreciative of your confidence and support.

Very truly yours,

/s/ROBERT P. O'MEARA

Robert P. O'Meara
Chairman and CEO
January 18, 2001

                          First Midwest Bancorp, Inc.
                       Consolidated Financial Highlights

    ------------------------------------------------------------------------------------------------------------------------

                                                          Quarters Ended,                             Years Ended,
        (Unaudited)                                         December 31,                              December 31,
                                                   -------------------------------            ------------------------------
        ($ in thousands, except per                   2000                 1999                  2000                1999
        share data)
    ------------------------------------------------------------------------------------------------------------------------
        Operating Results
        -----------------
        Net Income                                 $  19,435             $  18,131            $   75,540          $   70,909

        Per Common Share
        ----------------
        Diluted Earnings Per Share                 $    0.47             $    0.44            $     1.83          $     1.67
        Dividends Declared                         $    0.20             $    0.18            $     0.74          $     0.66

    ------------------------------------------------------------------------------------------------------------------------

        Performance Ratios
        ------------------
        Return on Average Equity                       18.25%                19.49%                19.17%              17.39%
        Return on Average Assets                        1.31%                 1.31%                 1.30%               1.34%

    ------------------------------------------------------------------------------------------------------------------------

                                                                                                        December 31,
                                                                                              ------------------------------
                                                                                                 2000                1999
    ------------------------------------------------------------------------------------------------------------------------
        Balance Sheet Highlights
        ------------------------
        Total Assets                                                                          $5,906,484          $5,511,588
        Loans                                                                                  3,233,196           2,962,487
        Deposits                                                                               4,252,205           4,001,183
        Stockholders' Equity                                                                     446,723             369,261

    ========================================================================================================================

                                                                   Stock Performance and Dividend Information
                                                     -----------------------------------------------------------------------

                                                                                                                 Dividends
        Quarters Ended                               High                    Low                Close            Declared
        --------------                             ---------             ---------            ----------      --------------
        December 31, 2000                          $   29.25             $   22.00            $    28.75          $     0.20
        December 31, 1999                          $   30.13             $   24.38            $    26.50          $     0.18
    ------------------------------------------------------------------------------------------------------------------------

  For further information, please visit the Investor Relations section of our website at www.firstmidwest.com